Via Facsimile and U.S. Mail
Mail Stop 6010

April 7, 2009

Mark N.K. Bagnall
Chief Financial Officer and Executive Vice President
Adventrx Pharmaceuticals, Inc.
6725 Mesa Ridge Road, Suite 100
San Diego, CA 92121

**Re: Adventrx Pharmaceuticals, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2007
          Filed March 17, 2008
          File Number: 001-32157**

Mr. Bagnall:

        We have completed our review of your Form 10-K and have no further
comments at this time.

                                            Sincerely,

                                            Joel Parker
                                            Accounting Branch Chief